Endeavour Silver Produces 1,820,282 oz Silver and 15,319 oz Gold (2.9 Million oz Silver Equivalent) in the Third Quarter, 2015

VANCOUVER, BC -- (Marketwired - October 08, 2015) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) announces that silver and gold production from the Company's three operating silver mines in Mexico was on plan in the Third Quarter, 2015. Endeavour owns and operates the Guanaceví mine in Durango State and the Bolañitos and El Cubo mines in Guanajuato State.

Silver production in the Third Quarter, 2015 was slightly above guidance at 1,820,282 ounces (oz) and gold production was slightly below guidance at 15,319 oz. Silver equivalent production was on plan at 2.9 million oz using a 70:1 silver gold ratio. Silver, gold and silver equivalent production were each up quarter-on-quarter compared to Q2, 2015 and up year-on-year compared to Q3, 2014.

Production Highlights for Third Quarter, 2015 (Compared to Third Quarter, 2014)

--  Silver production increased 11% to 1,820,282 oz
--  Gold production increased 9% to 15,319 oz
--  Silver equivalent production increased 10% to 2.9 million oz (at a 70:1 silver: gold ratio)
--  Silver oz sold up 50% to 1,844,556 oz
--  Gold oz sold up 7% to 14,599 oz
--  Bullion inventory at quarter-end included 97,654 oz silver and 223 oz gold
--  Concentrate inventory at quarter-end included 99,555 oz silver and 1,497 oz gold

Endeavour CEO Bradford Cooke commented,"Our mining operations delivered another solid quarter of production in Q3, 2015, and our exploration group continued to release positive drill results from the mines. It's also great to see the El Cubo mine rescue team place second in the XIV Mexico National Mine Rescue Competition and El Cubo's Jonathan Franco place first in the Benchman competition. All three of our mine rescue teams are highly skilled. They train year-round to handle any emergency and we are grateful for their dedication and service."

At Guanaceví, operating performance continued to exceed expectations thanks to higher than planned ore grades, although ore grades are starting to decline as mining moves into lower grade areas of the mine plan. An underground development heading at the Santa Cruz mine extended mineralization into a new, high-grade area to the southeast, outside of the current resource. Guanaceví production is on track to beat 2015 guidance.

At Bolañitos, mine and mill operations exceeded the planned lower quarterly production in the context of a scheduled production ramp-down to 1,000 tpd this year. Lower than planned mill feed from the El Cubo mine allowed Bolañitos to mill just under 1,200 tpd of Bolañitos ore in Q3, 2015. Grades and recoveries were both lower in the third quarter but are expected to rise according to plan in Q4, 2015. Development of and rising production from the new LL-Asunción vein continues to expand as it replaces falling production from the Lucero group of veins. Bolañitos production is expected to meet 2015 guidance.

At El Cubo, mine and mill operations achieved the 2,200 tpd target in early July but averaged 2,000 tpd in the third quarter due to lower than expected equipment and personnel availabilities and slower than planned mine development. Site management continues to push mine development in order to achieve 2,200 tpd in the fourth quarter; however with extra holidays in Q4, 2015, mine output may average less than that. To help offset holiday downtime, the mine is developing some new long-hole stopes. Milling operations exceeded plan, averaging 1,740 tpd, with the balance of mine output going to stockpiles and the Bolañitos plant for processing. Management has deferred the decision to install additional plant equipment to increase the El Cubo plant capacity to 2,000 tpd as other minor improvements in the flow sheet could increase throughput further and improve recoveries. Despite great progress at the El Cubo mine and plant this year, management expects production to be below 2015 annual guidance. However, management expects Endeavour will meet or beat 2015 consolidated production guidance.

Production Tables for Third Quarter, 2015 and Nine Months Ended September 30, 2015

-----------------------------------------------------------------------------
                      Tonnes Grade  Grade
Production    Tonnes   per      Ag     Au  Recovery Recovery  Silver    Gold
Q3, 2015     Produced  day   gpt(1) gpt(1)   Ag%      Au%       Oz       Oz
-----------------------------------------------------------------------------
Guanaceví     111,469  1,212   285   0.58    84.9%    86.2%   867,292   1,792
Bolañitos     109,124  1,186   105   1.95    81.7%    78.9%   300,988   5,397
El Cubo       184,285  2,003   124   1.54    88.7%    89.1%   652,002   8,130
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Consolidated  404,878  4,401   163   1.39    85.7%    84.9%  1,820,282 15,319
-----------------------------------------------------------------------------

----------------------------------------------------------------------------
                              Grade Grade
                        Tonnes  Ag    Au
Production    Tonnes     per    gpt   gpt Recovery Recovery  Silver    Gold
9 Mo, 2015   Produced   day    (1)   (1)    Ag%      Au%       Oz       Oz
----------------------------------------------------------------------------
Guanaceví     326,392   1,196  304   0.62   84.0%    86.3%  2,678,979  5,615
Bolañitos     351,348   1,287  126   2.03   84.2%    82.0%  1,198,410 18,800
El Cubo       479,675   1,757  117   1.51   86.9%    86.5%  1,568,512 20,142
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Consolidated 1,157,415  4,240  172   1.42   84.9%    84.5%  5,445,901 44,557
----------------------------------------------------------------------------

(1) gpt = grams per tonnes

(2) El Cubo Tonnes include El Cubo ore processed at both the El Cubo and Bolañitos plants

----------------------------------------------------------------------------
Three Months Ended Sept. 30       Q3 2015        Nine Months Ended Sept. 30
                         %                                               %
   2015       2014    Change     Highlights        2015       2014    Change
----------------------------------------------------------------------------
  404,878    344,393    18%  Throughput (tonnes) 1,157,415  1,030,194   12%
                                Silver ounces
 1,820,282  1,634,294   11%       produced       5,445,901  5,202,902   5%
   15,319     14,118    9%  Gold ounces produced   44,557     47,768   (7%)
                               Payable silver
 1,773,459  1,582,525   12%    ounces produced   5,305,309  5,046,879   5%
                             Payable gold ounces
   14,961     13,558    10%       produced         43,512     45,961   (5%)
                              Silver equivalent
 2,892,612  2,622,554   10%  ounces produced(2)  8,564,891  8,546,662   0%
 1,844,556  1,227,466   50%  Silver ounces sold  5,619,126  4,539,433   24%
   14,599     13,631    7%    Gold ounces sold     44,195     44,688   (1%)
----------------------------------------------------------------------------

(1) Silver equivalent ounces calculated using 70:1 ratio

Release of Third Quarter, 2015 Financial Results and Conference Call

The Third Quarter, 2015 financial results will be released before market on Thursday, November 12, 2015 and a telephone conference call will be held at 9:00am PDT (12:00pm EDT) on Thursday, November 12, 2015. To participate in the conference call, dial the following:

Toll-free in Canada and the US: 1-800-319-4610

Local Vancouver: 604-638-5340

Outside of Canada and the US: 1-604-638-5340

(no pass-code is necessary)

About Endeavour Silver -- Endeavour Silver is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted ten consecutive years of accretive growth of its silver mining operations. Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2015 and the timing and results of various acti